        File No. 812-15322

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:
NUVEEN CHURCHILL DIRECT LENDING CORP., NUVEEN FUND ADVISORS, LLC, NUVEEN ALTERNATIVES ADVISORS LLC, CHURCHILL ASSET MANAGEMENT LLC, NUVEEN ASSET MANAGEMENT, LLC, TEACHERS ADVISORS, LLC, TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, MM FUNDING, LLC, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP, TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP, TIAA CHURCHILL MIDDLE MARKET CLO I LTD., CHURCHILL MIDDLE MARKET CLO IV LTD., TPS INVESTORS MASTER FUND, LP, TPS INVESTORS OPERATING FUND, LLC, TPS INVESTORS FUND II, LP, NAP INVESTORS FUND, L.P., NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – K (UNLEVERED), LP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND, SCSP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN CO-INVEST FUND, SCSP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND, LP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – PS CO-INVEST FUND, LP, PS FINCO, INC., CHURCHILL MIDDLE MARKET CLO III LLC, CHURCHILL MIDDLE MARKET CLO V-A, LTD., CNV INVESTOR FUND SCSP, CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II, L.P., CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II SCSP, CHURCHILL CO-INVESTMENT PARTNERS, L.P., CHURCHILL SECONDARY PARTNERS, L.P., CMIC FUNDING LP, CHURCHILL MMSL III INVESTMENT SUBSIDIARY, LP, CHURCHILL MMSLF CLO-I, LP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – MASTER FUND SCSP, SICAV-RAIF – FUND IV, NC SLF INC., NC SLF SPV I, LLC, CHURCHILL NCDLC CLO-I, LLC, NUVEEN CHURCHILL BDC SPV II, LLC, NUVEEN CHURCHILL BDC SPV III, LLC, NCDL EQUITY HOLDINGS LLC, CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP, CM SENIOR MASTER, LP, CM MULTI MASTER, LP, NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND, NCPIF SPV I LLC, NCPIF EQUITY HOLDINGS LLC, NUVEEN MULTI-ASSET CREDIT FUND, LP, CHURCHILL MIDDLE MARKET CLO VI LTD., CHURCHILL MIDDLE MARKET CLO VII LTD AND CHURCHILL MIDDLE MARKET SENIOR LOAN FUND (JPY) SERIES 2022, L.P.

730 Third Avenue
New York, NY 10017

All Communications, Notices and Orders to:
John McCally
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(704) 988-1628
john.mccally@churchillam.com

Copies to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
(202) 383-0100
anneoberndorf@eversheds-sutherland.us

July 11, 2022

I.    INTRODUCTION

A. Summary of Requested Relief
In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Nuveen Churchill BDC LLC, et. al (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.
B. Applicants Seeking Relief
•Regulated Funds
◦Nuveen Churchill Direct Lending Corp. (formerly known as Nuveen Churchill BDC LLC) (“NCDL”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser and sub-adviser to NCDL is NCA (as defined below) and CAM (as defined below), respectively.
◦NC SLF Inc. (“NC SLF”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to NC SLF is CAM.
◦Nuveen Churchill Private Capital Income Fund (“NCPCIF” and, together with NCDL and NC SLF, the “Existing Regulated Funds”), a Delaware statutory trust that has elected to be regulated as a BDC under the 1940 Act. The investment adviser and sub-adviser to NCPCIF is CAM and NAM (as defined below), respectively.
•Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of the Existing Regulated Funds.
•Advisers
◦Churchill Asset Management LLC (“CAM”), a Delaware limited liability company that serves as the investment adviser to NC SLF and NCPCIF on behalf of itself and its successors,3 and serves as a sub-adviser to NCDL on behalf of itself and its successors. CAM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
◦Nuveen Churchill Advisors LLC (“NCA”), a Delaware limited liability company that serves as the investment adviser to NCDL on behalf of itself and its successors. NCA is an investment adviser registered under the Advisers Act.
◦Nuveen Asset Management, LLC (“NAM”), a Delaware limited liability company that serves as a sub-adviser to NCPCIF on behalf of itself and its successors. NAM is an investment adviser registered under the Advisers Act.
1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2  Certain of the Applicants previously submitted an application with the Commission (File No. 812-14898), as filed and amended and restated and filed with the Commission on April 19, 2018, October 23, 2018, March 25, 2019 and May 29, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33475 dated May 15, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33503 dated June 7, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.
3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

◦The investment advisers controlled by TIAA (as defined below) that are investment advisers registered under the Advisers Act, as identified on Schedule B (the “TIAA Advisers”, together with CAM, NCA, and NAM, the “Existing Advisers”). All of the Existing Advisers are under the common control of TIAA.

•Teachers Insurance and Annuity Association of America (“TIAA”), the parent company for the Advisers, MM Funding, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of TIAA, and any future direct or indirect wholly-owned or majority-owned subsidiaries of TIAA that intend to participate in Co-Investment Transactions, (collectively, the “TIAA Accounts”).
•Certain Affiliated Funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act, or (ii) does not meet the definition of investment company under the 1940 Act and qualifies as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code, as amended, because substantially all of its assets would consist of real properties (together with the TIAA Accounts,4 the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Advisers, the “Applicants”). Each of the Existing Affiliated Funds is advised and sub-advised, as applicable, by one or more Existing Advisers.

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.
II. APPLICANTS’ PROPOSAL
A.Requested Amendment
Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.
B.Need for Relief
Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.
4 As noted in the Prior Application, although TIAA is excluded from investment company status by Section 3(c)(3), the Applicants request that TIAA be permitted to participate in Co-Investment Transactions as an Affiliated Fund. (TIAA also requests relief to utilize wholly or majority-owned subsidiaries to hold investments acquired in a Co-Investment Transaction in a principal capacity on its behalf that are excluded from investment company status by Section 3(c) of 1940 Act or Rule 3a-7 under 1940 Act, or that do not meet the definition of investment company under 1940 Act.) The Applicants do not believe that TIAA’s participation in Co-Investment Transactions raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds due to the Advisers’ existing investment allocation procedures as enhanced as described herein. TIAA is a client of certain of the Advisers with respect to one or more investment strategies to be pursued by the Regulated Funds in the same way that the other Affiliated Funds are clients of certain Advisers. Although portions of the TIAA Accounts’ assets may be managed by an investment adviser that is not an Adviser, only the portion of the TIAA Accounts’ assets for which an Adviser has investment discretion will participate in
Co-Investment Transactions.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.
C.Precedent
Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.5

III.    STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.
IV.    REPRESENTATIONS AND CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:
“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.6
V.    PROCEDURAL MATTERS
A. Communications
Please address all communications concerning this Application and the Notice and Order to:

John McCally
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(704) 988-1628
john.mccally@churchillam.com
Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
(202) 383-0100
anneoberndorf@eversheds-sutherland.us
Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.
5 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).
6 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.
The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.3.

    B. Authorization
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 11th day of July, 2022.

NUVEEN CHURCHILL DIRECT LENDING CORP.

By: /s/ John D. McCally
Name: John D. McCally
Title: Vice President and Assistant Secretary

NUVEEN FUND ADVISORS, LLC

By: /s/ Kevin McCarthy
Name: Kevin McCarthy
Title: Senior Managing Director

NUVEEN ALTERNATIVES ADVISORS LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL ASSET MANAGEMENT LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NUVEEN ASSET MANAGEMENT, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TEACHERS ADVISORS, LLC

By: /s/ John D. McCally
Name: John McCally
Title: Managing Director

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

MM FUNDING, LLC

By:     Churchill Asset Management LLC, its investment adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP

By:     TGAM Churchill Fund GP LLC, its general partner
By:     Churchill Asset Management LLC, its member
By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP

By:     TGAM Churchill Fund GP LLC, its general partner
By:     Churchill Asset Management LLC, its member

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP

By:     TGAM Churchill Fund GP LLC, its general partner
By:     Churchill Asset Management LLC, its member

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TIAA CHURCHILL MIDDLE MARKET CLO I LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO IV LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally

Title: General Counsel

TPS INVESTORS MASTER FUND, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TPS INVESTORS FUND II, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TPS INVESTORS OPERATING FUND, LLC

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NAP INVESTORS FUND, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II - K (UNLEVERED), LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally

Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND, SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN CO-INVEST FUND, SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – PS CO-INVEST FUND, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

PS FINCO, INC.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO III LLC

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO V-A, Ltd.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CNV INVESTOR FUND SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL CO-INVESTMENT PARTNERS, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL SECONDARY PARTNERS, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CMIC FUNDING LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MMSL III INVESTMENT SUBSIDIARY, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MMSLF CLO-I, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – MASTER FUND SCSP, SICAV-RAIF – FUND IV

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NC SLF INC.

By: /s/ John D. McCally
Name: John D. McCally
Title: Vice President and Secretary

NC SLF SPV I, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

CHURCHILL NCDLC CLO-I, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NUVEEN CHURCHILL BDC SPV II, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NUVEEN CHURCHILL BDC SPV III, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NCDL EQUITY HOLDINGS LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CM SENIOR MASTER, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CM MULTI MASTER, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

By: /s/ John D. McCally
Name: John D. McCally
Title: Vice President and Secretary

NUVEEN MULTI-ASSET CREDIT FUND, LP

By:     Nuveen Asset Management, LLC, its manager

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NCPIF SPV I LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NCPIF EQUITY HOLDINGS LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

CHURCHILL MIDDLE MARKET CLO VI LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO VII LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET Senior LOAN FUND (JPY) SERIES 2022, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

Exhibit A
VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of July 11, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

NUVEEN CHURCHILL DIRECT LENDING CORP.

By: /s/ John D. McCally
Name: John D. McCally
Title: Vice President and Assistant Secretary

NUVEEN FUND ADVISORS, LLC

By: /s/ Kevin McCarthy
Name: Kevin McCarthy
Title: Senior Managing Director

NUVEEN ALTERNATIVES ADVISORS LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL ASSET MANAGEMENT LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NUVEEN ASSET MANAGEMENT, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TEACHERS ADVISORS, LLC

By: /s/ John D. McCally
Name: John McCally
Title: Managing Director

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

MM FUNDING, LLC

Exhibit A-1

By:     Churchill Asset Management LLC, its investment adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP

By:     TGAM Churchill Fund GP LLC, its general partner
By:     Churchill Asset Management LLC, its member
By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP

By:     TGAM Churchill Fund GP LLC, its general partner
By:     Churchill Asset Management LLC, its member

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP

By:     TGAM Churchill Fund GP LLC, its general partner
By:     Churchill Asset Management LLC, its member

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TIAA CHURCHILL MIDDLE MARKET CLO I LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO IV LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

Exhibit A-2

TPS INVESTORS MASTER FUND, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TPS INVESTORS FUND II, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

TPS INVESTORS OPERATING FUND, LLC

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NAP INVESTORS FUND, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II - K (UNLEVERED), LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

Exhibit A-3

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND, SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN CO-INVEST FUND, SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – PS CO-INVEST FUND, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

PS FINCO, INC.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO III LLC

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Exhibit A-4

Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET CLO V-A, Ltd.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CNV INVESTOR FUND SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL CO-INVESTMENT PARTNERS, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL SECONDARY PARTNERS, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

Exhibit A-5

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CMIC FUNDING LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MMSL III INVESTMENT SUBSIDIARY, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MMSLF CLO-I, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – MASTER FUND SCSP, SICAV-RAIF – FUND IV

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NC SLF INC.

By: /s/ John D. McCally
Name: John D. McCally
Title: Vice President and Secretary

NC SLF SPV I, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person
Exhibit A-6

CHURCHILL NCDLC CLO-I, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NUVEEN CHURCHILL BDC SPV II, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NUVEEN CHURCHILL BDC SPV III, LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NCDL EQUITY HOLDINGS LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CM SENIOR MASTER, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CM MULTI MASTER, LP

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

By: /s/ John D. McCally
Name: John D. McCally
Title: Vice President and Secretary
Exhibit A-7

NUVEEN MULTI-ASSET CREDIT FUND, LP

By:     Nuveen Asset Management, LLC, its manager

By: /s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NCPIF SPV I LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

NCPIF EQUITY HOLDINGS LLC

By: /s/ John D. McCally
Name: John D. McCally
Title: Authorized Person

CHURCHILL MIDDLE MARKET CLO VI LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

     CHURCHILL MIDDLE MARKET CLO VII LTD.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

CHURCHILL MIDDLE MARKET Senior LOAN FUND (JPY) SERIES 2022, L.P.

By:     Churchill Asset Management LLC, its sub-adviser

By: /s/ John D. McCally
Name: John D. McCally
Title: General Counsel

Exhibit A-8

Exhibit B.1
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
NUVEEN CHURCHILL DIRECT LENDING CORP.
WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”), a copy of which is attached hereto as Exhibit A.
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).

Exhibit B.1-1

Exhibit B.2
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
NC SLF INC.
WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”), a copy of which is attached hereto as Exhibit A.
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).

Exhibit B.2-1

Exhibit B.3
RESOLUTIONS OF THE BOARD OF TRUSTEES OF
NUVEEN CHURHCILL PRIVATE CAPITAL INCOME FUND
WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”), a copy of which is attached hereto as Exhibit A.
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).

Exhibit B.3-1

Schedule A

Existing Wholly-Owned Subsidiaries of Nuveen Churchill Direct Lending Corp.:

Churchill NCDLC CLO-I, LLC
Nuveen Churchill BDC SPV II, LLC
Nuveen Churchill BDC SPV III, LLC
NCDL Equity Holdings LLC

Existing Wholly-Owned Subsidiary of NC SLF Inc.:

NC SLF SPV I, LLC

Existing Wholly-Owned Subsidiaries of Nuveen Churchill Private Capital Income Fund:

NCPIF SPV I LLC
NCPIF Equity Holdings LLC

Schedule A-1

Schedule B

Each Existing Affiliated Fund, except for TIAA, is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) or that qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets consist of real properties. The Existing Affiliated Funds are advised by the Existing Advisers as set forth below. TIAA, as stated above, is excluded from investment company status by Section 3(c)(3). The Existing Advisers serve as investment advisers and sub-advisers, as applicable, to the Existing Affiliated Funds.
TIAA Advisers

Nuveen Alternatives Advisors LLC
Nuveen Fund Advisors, LLC
Teachers Advisors, LLC

Existing Affiliated Funds

Churchill Middle Market Senior Loan Fund, LP
Churchill Middle Market Senior Loan Fund, Offshore LP
TGAM Churchill Middle Market Senior Loan Fund K, LP
TIAA Churchill Middle Market CLO I Ltd.
Churchill Middle Market CLO IV Ltd.
TPS Investors Master Fund, LP
TPS Investors Fund II, LP
TPS Investors Operating Fund, LLC
MM Funding, LLC
NAP Investors Fund, L.P.
Nuveen Junior Capital Opportunities Fund, SCSp
Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP
Churchill Middle Market Senior Loan Fund II – European Fund, SCSp
Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp
Churchill Middle Market Senior Loan Fund II – Master Fund, LP
Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP
PS FinCo, Inc.
Churchill Middle Market CLO III LLC
Churchill Middle Market CLO V-A, Ltd.
CNV Investor Fund ScSp
Churchill Junior Capital Opportunities Fund II, L.P.
Churchill Junior Capital Opportunities Fund II SCSp
Churchill Co-Investment Partners, L.P.
Churchill Secondary Partners, L.P.
CMIC Funding LP
Churchill MMSL III Investment Subsidiary, LP
Churchill MMSLF CLO-I, LP
Churchill Middle Market Senior Loan Fund – Master Fund SCSp, SICAV-RAIF – Fund IV
Churchill Junior Capital Opportunities Fund II Master SCSp
CM Senior Master, LP
CM Multi Master, LP
Nuveen Multi-Asset Credit Fund, LP
Churchill Middle Market CLO VI Ltd.
Churchill Middle Market CLO VII Ltd.
Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.

Schedule B-1